09046283

RECEIVED

2009 JUN -2 A 3:31

15 May 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement on the cessation of Joint Company Secretary. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Cessation of Joint Co Sec) - 15May09.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Announcement of Cessation as Joint Company Secretary *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	15-May-2009 17:29:26
Announcement No.	00140

>> Announcement Details
The details of the announcement start here ...

Name of person *	Marjorie Wee
Age *	51
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	15-05-2009
Detailed Reason(s) for cessation *	Cessation of employment as joint company secretary arising from a re-organisation.
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	23-02-1991
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Joint Company Secretary
Role and responsibilities *	Company secretarial duties.
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors currently resident in Singapore (taking	NA

into account this cessation) *	
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	One
Shareholding * in the listed issuer and its subsidiaries *	29,666 NOL ordinary shares.
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

>> Other Directorships

Past (for the last 5 years) *	Nil
Present *	Several companies within NOL Group.
Footnotes	

Attachments	Total size = **0** (2048K size limit recommended)

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